Exhibit 12.1

TRITON PCS, INC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Years Ended December 31,
	1998	1999	2000	2001	2002
Computation of Earnings:
Pre-tax income from continuing operations before loss from equity investees	(40,276)	(149,360)	(176,012)	(196,300)	(133,514)
Adjustments to earnings:
Fixed charges (as computed below)	35,875	59,656	76,592	140,425	166,782
Interest capitalized	(3,405)	(12,300)	(9,543)	(5,934)	(4,210)
Amortization of capitalized interest	—	—	2,001	2,832	3,203

Earnings as adjusted	(7,806)	(102,004)	(106,962)	(58,977)	32,261

Computation of Fixed Charges
Interest expense	30,391	41,061	55,903	117,499	144,086
Capitalized interest	3,405	12,300	9,543	5,934	4,210
Portion of rental expense which is representative of interest	1,107	5,157	9,584	15,362	16,638
Amortization of deferred financing costs	972	1,138	1,562	1,630	1,848

Total Fixed Charges	35,875	59,656	76,592	140,425	166,782

Deficiency of earnings to cover fixed charges	(43,681)	(161,660)	(183,554)	(199,402)	(134,521)